SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 08 October 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



POST OFFICE AND BANK OF IRELAND ANNOUNCE A JOINT VENTURE TO CREATE A POWERFUL NEW FINANCIAL SERVICES ENTERPRISE

Post Office Ltd and Bank of Ireland Group announced today (Wednesday 8 October
2003) that they have agreed the key commercial terms for a financial services joint venture. The new company will launch Post Office branded financial services products early in the New Year through the Post Office branch network, via the telephone and website.

The product range will include personal loans, savings accounts, credit cards, personal insurance and mortgages.

Post Office Ltd carried out extensive market research over the past 18 months among 20,000 customers. The research clearly indicated a market for financial services products offering a combination of trust, simplicity, reliability, convenience and security - characteristics all associated with the Post Office Ltd brand.

Post Office Ltd is part of the Royal Mail Group and has one of Europe's largest retail networks with more than 16,900 branches. It already operates a joint venture with Bank of Ireland in foreign exchange - First Rate Travel Services. This was established in March 2002 and is the UK's second largest foreign exchange provider to retail customers.

The joint venture will be owned equally by Post Office Ltd and Bank of Ireland Group and has an initial term of ten years. Each shareholder will be offered board representation on the other's board of directors, subject to the relevant corporate governance procedures.

Bank of Ireland Group will invest GBP125 million, funded from Group internal resources, to enable the establishment of the joint venture and provide the core infrastructure and start up costs. The Group will provide or source the product range, which will be distributed through the Post Office network.

David Mills, Chief Executive, Post Office Ltd, said:

"There was intense competition to partner Post Office Ltd in this significant expansion of our service. We selected Bank of Ireland because of its ability to deliver products that will appeal to our customers and because of our existing highly successful relationship.

"Post Office Ltd's retail network is larger than all the UK banks and building societies put together. Our branches serve approximately 29 million people who make some 42 million visits to our branches each week; 27 pence in every GBP1 in circulation passes through a Post Office branch. This extensive network and customer base, coupled with Bank of Ireland's expertise in the development and delivery of financial services products, creates a business with very exciting potential.

"Customers know that the Post Office and its people provide them with reliable service and they trust us. Our new range of products will have great appeal and I expect Post Office Ltd to become a major provider of personal finance services. This is great news for our customers, as our employees and subpostmasters throughout the United Kingdom will be able to offer a much enhanced range of products."



Mike Soden, Group Chief Executive, Bank of Ireland, said:

"This is an excellent opportunity for Bank of Ireland to extend its reach in the UK - a market that is central to our strategy. This joint venture, combined with our existing personal and business banking operations in the UK, gives Bank of Ireland a unique level of access to the UK retail financial services market.

"We have developed a very good working relationship with Post Office Ltd and its people and a detailed understanding of the dynamics of its distribution model, as a result of our collaboration in the foreign exchange business. First Rate Travel Services generated pre-tax profits of GBP35 million last year and underscores the potential of this new venture. I am delighted that we are to be a part of it.

"It's the beginning of a new chapter for Bank of Ireland in the UK market."

The agreement is subject to binding contracts being entered into and appropriate regulatory approvals being obtained.

Ends


For further information:

Melanie Corfield/                            Royal Mail Group    44 207 250 2468
Ewan McGarrie

David Holden     Corporate                   Bank of Ireland     353 1 604 3833
                 Communications              Group

Fiona Ross       Investor Relations          Bank of Ireland     353 1 604 3501
                                             Group
Philip Gawith    The Maitland                                    44 207 379 5151
                 Consultancy


NOTES TO EDITORS

   -Bank of Ireland Group is the leading provider of financial services products in the Republic of Ireland and has a major presence in the UK market, where some 30% of its business is located. The Bank was founded by Royal Charter in 1783 and is among Europe's longest established banks. It employs 18,000 staff, has assets of EUR90 billion and generated pre-tax profits of EUR1.17 billion in the year to 31 March 2003.

   -The Post Office has a network of some 16,900 branches - larger than all the banks and building societies put together (around 14,400). 94 per cent of the UK population live within a mile of a Post Office branch. The Post Office offers 170 products and services, including banking, travel insurance and foreign currency, bill payments, lottery products, licence applications, phonecards and mobile phone top-ups, and postal services.

   -The Post Office is the second biggest supplier of foreign currency in the UK, with 18 per cent of market share, and is in the top five in the travel insurance market.

   -The Post Office is the biggest cash handler in the country - with more than GBP140 billion passing through its hands each year. More than 500 million household bills are paid at Post Office branches each year - with a value of GBP12 billion. Post Office Ltd turnover was GBP1,186 billion last year. Post Office Ltd is a separate limited company under the Royal Mail Group.

   -The Post Office history began in 1516 when Henry VIII appointed Brian
    Tuke as Master of Posts. In 1660 an Act of Parliament created the Post Office, which became a national institution, holding a monopoly in communications services for over 300 years. In 1981 telephone work was given to a separate company and British Telecom was born




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 08 October 2003